FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  March 5, 2004

COMMISSION FILE NUMBER:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

March 5, 2004	By: /s/ Terence Robinson

Date	Chief Executive Officer

BONTAN CORPORATION INC.

Mr. Michael Allen Partner DMCT LLP 20 Eglinton Avenue West Suite 2100 Toronto, ON M4R 1K8	Mr. Jerry Paskowitz Partner Sloan Paskovitz Adelman LLP 7620 Yonge Street Suite 400 Thornhill, ON L4J 1V9

Ontario Securities Commission

Dear Sirs / Mesdames:

RE: NOTICE OF CHANGE OF AUDITORS - Bontan Corporation Inc. (the "Company")

Pursuant to National Policy No. 31 - Change of Auditor of a Reporting Issuer, please be advised as follows:

1.  DMCT LLP, Chartered Accountants, has been asked to resign as auditors of the Company. The recommendation for appointment of Sloan Paskowitz Adelman LLP, Chartered Accountants, as the successor auditors was considered and approved by the audit committee of the Company. Subject to all applicable regulatory and shareholder approvals, Sloan Paskowitz Adelman LLP, Chartered Accountants, will be the Company's new auditors for fiscal year March 31, 2004 and subsequent years.

2.   There were no reservations in the auditors report relating to the financial statements of the Company for the Company's fiscal years ended March 31, 2003 and 2002.

3.   There are no "reportable events", as defined in Part 3 of the National Policy 31, in the opinion of the Company as a reporting issuer.

Please advise the audit committee of the Company in writing as to whether or not you agree with the information contained in this Notice, based on your knowledge of the affairs of the Company. It is further requested that you address your response to the Ontario Securities Commission Administrator. A draft response letter is attached for your use in this regard.

On behalf of Audit Committee
/s/  Terence Robinson
Terence Robinson

47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3
416.860.0211   fax  416.361.6228

[LOGO]

Sloan Paskowitz Adelman LLP
CHARTERED ACCOUNTANS

March 3, 2004

Audit Committee, Bontan Corporation Inc.
Ontario Securities Commission

Dear Sirs/Mesdames

NOTICE OF CHANGE OF AUDITORS DATED MARCH 2, 2004
WITH RESPECT TO BONTAN CORPORATION INC. (the "Company")

We have read the above-noted Notice of Change of Auditors prepared in compliance with National Policy #31 respecting our appointment as auditors of the Company and, based on our knowledge of the Company at this date, we agree with the information contained in the Notice of Change of Auditors.

Yours very truly
Sloan Paskowitz Adelman LLP

/s/   Jerry Paskowitz

Jerry Paskowitz, BBA, CA, CA·IT

cc.  Michael Allen, CA DMCT LLP

7620 Yonge Street, Suite 400		Thornhill, ON L4J 1V9
www.spagroup.ca ph: 905-886-7735 fax: 905-764-6892

D M C T LLP	Chartered Accountants

20 Eglinton Avenue West	Telephone: 416-480-0160
Suite 2100	Facsimile: 416-480-2646
Toronto, Ontario	Website: www.dmct.com
M4R 1K8

March 4, 2004

Audit Committee, Bontan Corporation Inc.
Ontario Securities Commission

Dear Sirs/Mesdames:

NOTICE OF CHANGE OF AUDITORS DATED March 2, 2004
WITH RESPECT TO BONTAN CORPORATION INC. (the "Company")

We have read the above-noted Notice of Change of Auditors prepared in compliance with National Policy #31 respecting our replacement as auditors of the Company and, based on our knowledge of the Company at this date, we agree with the information contained in the Notice of Change of Auditors.

DMCT, LLP

   /s/  DMCT, LLP

cc:  Mr. Jerry Paskowitz, Sloan Paskowitz Adelman LLP